Report to Shareholders	March 16, 2016

Nevsun had a great 2015 despite challenging market conditions.  We continue to deliver value for our shareholders. We remain profitable despite the significant downturn in the industry and we continue to deliver on our objectives.

Our strategy is concise, straight forward and has been well communicated to the market. Our Board of Directors is fully onside with this strategic framework for value creation:

  First, we have a great asset in the Bisha mine and we plan to maximize the value of the Bisha resources by way of optimizing the mine plan, including the review of the underground potential and control of costs. We will add primary ore processing that will add zinc to our production profile.
  Second, we plan to grow our Eritrean assets through exploration. Our success in exploration, both during this past year and in the future should ensure further mine life extension. Evidence of future potential can be seen from past results where in the past five years we have increased reserves over 50% and increased resources.
  Third, we plan to diversify our corporate asset base through merger or acquisition.
  Fourth, we plan to sustain our annual dividend. Our declared dividends have increased in each of the last five years. For the foreseeable future we expect to maintain the total dividends to shareholders at the same level as this past year and will evaluate capital allocation to support long-term growth.
  Fifth, we will maintain our social license to operate. Our operations will emphasize training, safety, adherence to high social standards and strong environmental policies and practices. The financial benefits from operations will continue to be balanced between the Company and our host country.

The Company has in the past year demonstrated once again its ability to deliver results. We were able to generate US$120 million after tax cash from operations from the Bisha mine. The Company’s balance sheet is very strong, with about US$460 million in working capital, including over US$430 million in cash and no debt. We are focused on financial results.

Our success in 2015 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and very importantly, the integral part played by the State of Eritrea as our partner in the Bisha Mine.

We expect to continue our success during 2016 as the Bisha operation will produce a significant volume of copper at low cash costs, and transition its operations by adding zinc concentrate production. Further ensuring a successful 2016 will be the monetization of gold from previously stockpiled material. We estimate these gold sales alone will generate over US$40 million of after tax earnings.

Performance Outlook for 2016:

  We plan to maintain our top quartile safety performance
  We plan to deliver the zinc flotation plant expansion on time and under budget
  We expect to complete successful transition to primary ore processing
  We expect to produce 80 to 110 million pounds of copper
  We expect to produce 70 to 100 million pounds of zinc from primary ore
  We expect to monetize 80,000 to 100,000 gold equivalent ounces from stockpiles
  We expect to grow the Bisha district mineral resources and deposits through exploration
  We will continue our dividend policy to provide a cash return to shareholders
  We will pursue M&A opportunities, supported by our strong balance sheet

We have proven our ability in the past five years to generate very successful mining operations at Bisha and look forward to expanding on this success in 2016.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Cliff T. Davis”

Cliff T. Davis
President and Chief Executive Officer